Exhibit 99.1

Bona to Announce First Quarter 2011 Results on May 5, 2011

BEIJING, April 25, 2011 — Bona Film Group Limited (“Bona” or the “Company”) (NASDAQ: BONA), the largest privately owned film distributor in China, today announced that the Company will report its 2011 first quarter unaudited financial results on Thursday, May 5, 2011 after market close.

Bona management will hold the earnings conference call at 8:00 p.m. Eastern Time on Thursday, May 5, 2011 (8:00 a.m. Beijing/Hong Kong Time on Friday, May 6, 2011). Management will discuss 2011 first quarter results and highlights and answer questions from investors.

The dial-in numbers for the earnings conference call are as follows:

U.S. Toll Free: +1-866-405-2350

China Toll Free: 800-870-0811/400-120-0712

Hong Kong Toll Free: +852-2561-8854

International: +65-6723-9388

The password for the call is 61633041

The live and archived webcast of the earnings conference call will be available on Bona’s IR website at http://ir.bonafilm.cn/events.cfm.

About Bona Film Group Limited

Bona Film Group Limited (NASDAQ: BONA) is the largest privately owned film distributor in China, with an integrated business model encompassing film distribution, film production, film exhibition and talent representation. Bona distributes films to Europe, Greater China, Korea, Southeast Asia and the United States, invests and produces movies in a variety of genres, owns and operates six movie theaters and manages a range of talented and popular Chinese artists.

For more information about Bona, please visit http://www.bonafilm.cn.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

For investor and media inquiries please contact:

In China:

Ms. Crystal Wang

Bona Film Group Limited

Tel: +86-10-6551-0888

Email: wangting@bonafilm.cn

Mr. Derek Mitchell

Ogilvy Financial, Beijing

Tel: +86-10-8520-6284

Email: bona@ogilvy.com

In the U.S.:

Ms. Jessica Barist Cohen

Ogilvy Financial, New York

Phone: +1-646-460-9989

Email: bona@ogilvy.com